UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of DECEMBER, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  December 3, 2008                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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                         NEWS RELEASE DECEMBER 03, 2008

                  ROCHESTER RESOURCES PROVIDES CORPORATE UPDATE

VANCOUVER,  CANADA - ROCHESTER  RESOURCES LTD. (TSXV: RCT; OTCBB: RCTFF AND FSE:
R5I) previously announced on November 21, 2008 the Company has entered into a joint venture agreement with E-Energy Ventures Inc. and Cooper Minerals Ltd. to each acquire an undivided 10-per-cent equity interest in Mina Real Mexico S.A. de C.V., and in return, E-Energy Ventures Inc. and Cooper Minerals Ltd. would each agree to fund $1,475,000 of work commitments and to provide additional funding of $1,050,000 by way of a private placement. Rochester has received an initial payment of $150,000 from both parties. The Company has made applications to the regulatory approval for this transaction and has been advised that the Company's submissions have been accepted for filing. The Company is seeking a further advance of $250,000 from each optionee while filings are vetted by regulatory authorities.

At the Mina Real mine the focus of the mining operations have been to develop workings and build up a stock-pile of mineralized material at the mill to ensure there is sufficient mill feed to maintain mill operations. Mining operations have commenced from the Company's silver-rich vein system, Tajos Cuates. The Tajos Cuates vein system is located 1 kilometre southwest from the Florida Mine site. Tajos Cuates is a robust low sulphidation epithermal vein system which has been traced on surface over 1.8 kilometres.

Production from Tajos Cuates will be the primary provider of mill feed within 4 weeks. The commencement of production from Tajos Cuates also coincides with the anticipated increase in silver recoveries from the now integrated Falcon Centrifugal Concentrator. The Company has identified in its mine plan three blocks that will be stoped immediately which will provide mill feed for the next several months producing first at 200 tpd and then ramping up to 300 tpd.

Simultaneously, drifting will be ongoing to advance into newly explored areas of the Tajos Cuates vein system. Previous drilling and sampling from programs in 2006 and 2007 yielded strong mineralized results from the top of the favourable horizon through to the bottom of the favourable horizon of the vein system. A vertical favourable horizon of approximately 200 metres has been defined to date.

Milling operations have been suspended until January 2009 as the Company implements the development from the Tajos Cuates area, assuring there will be sufficient mill feed and maintaining accurate grade control.

The Company does require additional working capital to maintain its mining program.

Examples of drill hole results from the Tajos Cuates area include Drillhole # 800-7-04 which cut 2.42 metres (est. true width 1.5 metres) and graded 4.9 g/t Au and 310 g/t Ag at the 915 metre elevation. Very high grade samples have also been collected with samples returning grades like #751102 returning 17.85 g/t Au and 2110 g/t Ag over 1.6 metres. (See Table 1 for complete results)

TABLE 1:


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                              TAJOS CUATES (VEIN 2)
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        LINE #                     SAMPLE                WIDTH     AU      AG
                                      #                   (m)     (g/t)   (g/t)
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          L9                        751102                1.6     17.85    2110
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          L10                       751103                0.7      2.71     700
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          L11                       751104                0.6      2.68     479
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          L12                       751105                0.7      0.84     595
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          L21                        1003                 1.2       5      1109
--------------------------------------------------------------------------------
          L22                        1007                 0.9       3       362
--------------------------------------------------------------------------------
          L23                        1008                 1.1      4.4      581
--------------------------------------------------------------------------------
          L24                        1009                 1.1      2.6      499
--------------------------------------------------------------------------------
          L25                        1010                 0.9      2.5      447
--------------------------------------------------------------------------------
          L26                        1011                 1.1      4.5      403
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          L27                        1012                  1       2.5      132
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          L28                        1013                 0.9      7.3      593
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          L29                        LC99                 1.2      16.1     930
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          L30                        LC30                 0.5      5.2      944
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          L40                       TC-788                0.2      0.89     171
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          L41                       TC-787                0.4      7.49     358
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          L42                       TC-786                0.4      3.56     780
--------------------------------------------------------------------------------
          L43                       TC-785                0.4      12.2    1360
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          L44                       TC-784                0.4      4.82     661
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          L45                       TC-776                0.7      0.72     189
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          L57                        1001                 1.2       4       504
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          L58                        1002                 1.2      3.2      656
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--------------------------------------------------------------------------------
                              TAJOS CUATES (VEIN 1)
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        LINE #                     SAMPLE                WIDTH     AU      AG
                                      #                   (m)     (g/t)   (g/t)
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          L1                        751116                0.8     3.81     85
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          L2                        751115                0.5     15.5    669
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          L3                        751114                0.75    2.51    265
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          L4                        751109                0.75    5.88    278
--------------------------------------------------------------------------------
          L5                        751117                 1      2.42    174
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          L6                        751118                1.07    0.13     52
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          L7                        751119                 1      0.23    165
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          L8                        751120                1.3     0.77    100
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          L13                       751107                1.5     4.33    298
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          L14                       751109                0.75    5.88    278
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          L15                       751110                0.8     13.4    563
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          L16                       751111                0.75     164    316
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

--------------------------------------------------------------------------------
                              TAJOS CUATES (VEIN 1)
--------------------------------------------------------------------------------
        LINE #                     SAMPLE                WIDTH     AU      AG
                                      #                   (m)     (g/t)   (g/t)
--------------------------------------------------------------------------------
          L17                       751112                0.75    3.07    651
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          L18                       751113                0.7     12.6    2920
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          L19                       751101                1.6      3.5    801
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          L20                       751108                0.8      7.5    501
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          L31                       TC-799                0.8     8.95    384
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          L32                       TC-798                1.1     10.8    1050
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          L33                       TC-797                 1      14.5    649
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          L34                       TC-796                1.2     29.8    1200
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          L35                       TC-795                0.75    11.2    728
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                                    TC-794                0.9     9.89    287
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                                    TC-793                0.5     37.9    911
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          L36                       TC-792                1.3     7.27    380
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          L37                       TC-791                0.8     35.2    798
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          L38                       TC-790                0.6     0.49    206
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          L39                       TC-789                0.9     2.04    232
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          L46                       TC-771                0.8     14.2    1150
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          L47                       TC-772                1.1     3.43    299
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          L48                       TC-773                 1      3.84    406
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          L49                       TC-774                0.6     0.89     99
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                                   TC-774 A               0.5      3.7    483
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                                   TC-774 B               0.6     8.93    1440
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          L50                       TC-775                0.9     8.23    745
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          L51                       TC-777                0.7     3.58    1530
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          L52                       TC-778                0.5     1.48    664
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          L53                       TC-779                0.5     6.95    373
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          L54                       TC-780                0.8     2.07    307
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                                   TC-780 A               0.6     2.47    511
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          L55                       TC-782                1.3     3.92    458
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          L56                       TC-783                1.1     4.17    312
--------------------------------------------------------------------------------
          L59                       TC-806                0.9      4.4    397
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          L60                       TC-805                0.7     6.03    536
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          L61                       TC-804                1.3     2.93    204
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          L62                       TC-803                 1      2.84    179
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          L63                       TC-802                0.7     8.58    353
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          L64                       TC-801                0.6     2.23    284
--------------------------------------------------------------------------------
                                    TC-800                0.4     11.4    484
--------------------------------------------------------------------------------
          L65                       TC-812                 1      15.1    601
--------------------------------------------------------------------------------
          L66                       TC-811                1.4     4.26    298
--------------------------------------------------------------------------------
          L67                       TC-810                0.8     5.71    509
--------------------------------------------------------------------------------
          L68                       TC-809                1.5     7.54    500
--------------------------------------------------------------------------------
          L69                       TC-808                 1      7.94    320
--------------------------------------------------------------------------------
          L70                       TC-807                1.4     0.68     90
--------------------------------------------------------------------------------

TABLE 2


--------------------------------------------------------------------------------
                               LA CHALATA (VEIN 2)
--------------------------------------------------------------------------------
        LINE #                     SAMPLE           WIDTH     AU      AG
                                      #              (m)     (g/t)   (g/t)
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          L1                       2035               1.3     0.4     76
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          L2                       2036              1.22     0.12    67
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          L3                       2037               1.6     0.16    29
--------------------------------------------------------------------------------
          L4                       2038               1.7     0.14    53
--------------------------------------------------------------------------------
          L5                       2039               1.9     0.11    42
--------------------------------------------------------------------------------
          L6                       2040              1.45     0.87   366
--------------------------------------------------------------------------------
          L7                       2041               1.4     1.71   451
--------------------------------------------------------------------------------
          L8                       2042               1.5     0.91   424
--------------------------------------------------------------------------------
                                  2042-A              1.4     4.03   665
--------------------------------------------------------------------------------
          L9                       2043              1.04     0.8    320
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          L10                      2044               1.1     0.94   529
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          L11                      2045               0.7     0.71   495
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          L12                      2046              0.68     0.27   468
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          L13                      2048B             0.65
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          L14                      2048              0.72     0.29    51
--------------------------------------------------------------------------------
                                  2048-A              0.6     0.14    59
--------------------------------------------------------------------------------
          L15                      2047               0.6     0.31    60
--------------------------------------------------------------------------------

Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

ABOUT ROCHESTER RESOURCES LTD.:

Rochester represents a pure-play in the exploration, development and production of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits. Rochester has a strong senior management team based in Mexico, with a workforce in place to advance its projects through to mine development.

ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DR. ALFREDO PARRA                     Empire Communications Inc.
----------------------                    Tel: 604-484-0066
Dr. Alfredo Parra,                        Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.